FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March, 2002

ALLIANCE ATLANTIS COMMUNICATIONS INC.
(Translation of registrant's name into English)

121 Bloor Street E., Suite 1500
Toronto, Ontario M4W 3M5
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.]

Form 20-F ______ Form 40-F __X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No __X__

EXHIBIT INDEX

EXHIBIT A	Third Quarter Report To Shareholders

EXHIBIT A

Alliance Atlantis Communications Inc.
Third Quarter Report to Shareholders
December 31, 2001

- Net earnings up 37% and revenue up 20%, with diluted per share earnings of $0.51, up 4% from the third quarter last year.
- EBITDA (excluding Developing Channel operating losses) increased 32% (23% including Developing Channel operating losses).
- Broadcast Group Operating Channels continued to show advertising growth, up 17% over the prior years' quarter.
- Motion Picture Distribution Group delivered a record quarter on the strength of a strong theatrical slate, lead by the unprecedented results for *Lord of the Rings: Fellowship of the Rings*, the most successful release in the Company's history.
- Newly constituted Entertainment Group continues to focus on improved margins and profitability while preparing to substantially reduce production activity and investment of capital

Third Quarter Results

For the three months ended December 31, 2001, Alliance Atlantis recorded strong third quarter results, with EBITDA (excluding Developing Channel operating losses) up 32% to $58.2 million compared to $44.1 million in the same quarter last year. EBITDA (including Developing Channel operating losses) was $52.8 million in the current quarter, up 23% after absorbing $5.4 million of Developing Channel operating losses. Consolidated gross profit for the quarter increased 23% to $82.4 million, up from $67.0 million in the third quarter last year, driven by consolidated revenue of $297.4 million, up 20% from $247.3 million in the same period a year ago.

Net earnings for the period were $21.7 million compared to $15.8 million in the same period last year, taking into account increased interest charges, a modest decline in amortization and increased equity accounting losses. Diluted earnings per share were $0.51 based on a weighted average 43.1 million shares outstanding compared to $0.49 based on a weighted average 31.9 million shares outstanding in the prior year's period.

Broadcast Group

Revenue for the Broadcast Group's Operating Channels -- *Showcase, Life Network, History Television, HGTV* and *Food Network Canada* – increased by 16 % over the third quarter last year, from $30.7 million to $35.5 million. Subscriber revenue increased 1% compared to the prior year's period while advertising revenue increased 17% over the third quarter last year. Excluding Food Network Canada, which was launched partway through the prior year's period, advertising revenue increased by 12%.

Our Developing Channels contributed $2.0 million to revenue compared to $1.8 million in last year's period. Our digital Developing Channels -- *Showcase Action, Showcase Diva, The Independent Film Channel, Discovery Health Channel, National Geographic Channel, BBC Canada,* and *BBC Kids* -- remained in a "freeview" period until January, 2002 and, as expected, generated only modest advertising revenue and no subscriber revenue in the quarter.

To date, Alliance Atlantis has secured carriage agreements with Shaw, Starchoice, Bell ExpressVu, Rogers and others, representing 91% of the current digital universe of approximately 2.7 million households.

Gross profit for the Operating Channels increased by 28% to $22.6 million compared to $17.6 million in the prior year's period. Gross margin for these channels was strong at 64%. Gross profit for Developing Channels was $0.1 million this quarter compared to $0.5 million for the same period last year, reflecting the launch of our digital channels, which did not exist in the prior years' period.

EBITDA for Operating Channels increased 41% to $16.6 million compared to $11.8 million in the prior year's period. As expected, Developing Channels, including the recently launched digital channels, posted an EBITDA loss of $5.4 million, compared to an operating loss of $1.0 million in the third quarter last year.

In December, we announced that we had agreed to purchase CTV's 12% equity stake in History Television for $20 million. As a result of this transaction, which closed on January 7, 2002, History Television is now a wholly owned subsidiary. This aligns with our strategy to, where possible and/or advantageous, secure full ownership of our broadcast assets.

Also in December, the Canadian Radio-television and Telecommunications Commission (CRTC) approved our ownership of the *Independent Film Channel.*

During the quarter, the CRTC heard our application for a new conventional television station serving the Greater Toronto Area (GTA). Our application for "GTTV" proposes a local conventional television service dedicated to reflecting the diverse interests and entertainment needs of GTA's large viewing audience. The service would be broadcast from Toronto, with repeat transmitters in Hamilton and Kitchener, Ontario. In total, 6.3 million viewers would have access to this station. We anticipate the CRTC to rule on the application in spring of 2002.

Motion Picture Group

The Motion Picture Distribution Group continued to benefit from an outstanding theatrical release slate in Canada, exceptionally strong video/DVD demand and content sales to broadcasters in both Canada and the UK. Revenue for the third quarter increased 66%, to $100.7 million, compared to $60.5 million in the prior year's period.

Canadian theatrical releases during the quarter included the first of three installments of *Lord of the Rings; The Shipping News* - starring Kevin Spacey, Julianne Moore and Gordon Pinsent; *The Others* - starring Nicole Kidman; and *In the Bedroom* - starring Sissy Spacek and Marisa Tomei. *Lord of the Rings: Fellowship of the Ring* has become the third highest grossing film at the Canadian box office and Alliance Atlantis' most successful box office draw in the Company's history.

Video/DVD titles released during the quarter included the previous strong theatrical performers - *Bridget Jones's Diary, Scary Movie 2* and *Rush Hour 2.* Momentum Pictures in the UK released theatrically, *The 51st State* and *Amelie* and benefited from the release of *Terminator 2* and *O Brother Where Art Thou* on video/DVD.

The fourth quarter release slate from the Motion Picture Distribution Group is equally impressive. Theatrical titles include *John Q* – starring Denzel Washington, *Men with Brooms* – starring Paul Gross and Leslie Nielson, *I am Sam* – starring Sean Penn and *Birthday Girl* – starring Nicole Kidman.

Gross profit for the Motion Picture Distribution Group was $18.8 million compared to $11.0 million last year, an increase of 71%.

The Motion Picture Distribution Group contributed $14.6 million to consolidated EBITDA representing an increase of 85% from the prior year's period.

Entertainment Group

On January 9, 2002, Alliance Atlantis announced the consolidation of all television and in-house motion picture production, together with all related distribution activities within the newly constituted - Entertainment Group. This move provides an infrastructure that more accurately reflects the anticipated size of the Company's television and in-house motion picture production activities going forward. This initiative resulted in the elimination of 80 full-time positions representing approximately 30% of production related positions. As a result, the Company expects to generate operating cost savings of at least $7.0 million on an annualized basis and will incur approximately $4.0 million of severance and related costs in the fourth quarter of the current fiscal year. This initiative followed our previously announced commitment to significantly reduce production of prime time television hours, limit the number and size of in-house motion picture productions and reduce the amount of capital invested in both these activities.

Revenue for the Entertainment Group in the third quarter was $156.9 million, a modest increase over $148.9 million recorded in the third quarter last year.

The Entertainment Group's gross profit increased 19%, from $32.6 million last year to $38.7 million this year.

EBITDA for the Entertainment Group increased 18%, from $27.1 million in the prior year's period to $32.0 million.

CSI: Crime Scene Investigation continued to demonstrate very solid performance, becoming the third highest rated series on US network television. In addition to these US ratings, *CSI: Crime Scene Investigation* airs in Canada on CTV and is among its top three highest rated drama programs. Along with our licensing success in international markets, *CSI* has commenced broadcast on major networks in many of these key markets, with significant ratings results to date. Preliminary discussions have commenced with CBS for a *CSI* spin-off series. If these negotiations are successfully completed, Alliance Atlantis, together with its partner CBS Productions, will produce the first season comprising approximately 22 episodes of this spin-off series commencing in fiscal 2003.

Other

Other, which primarily represents our structured film financing joint venture -- Sentinel Hill Alliance Atlantis Equicap Limited Partnership (SHAAELP) – generated operating earnings of $2.2 million this quarter compared to $5.3 million last year.

Mandatory Change in Accounting Policy

As previously discussed and consistent with other producers and distributors of films in both Canada and the United States, Alliance Atlantis has adopted the American Institute of Certified Public Accountants (AICPA), Statement of Position 00-2, "Accounting by Producers or Distributors of Films" (SOP 00-2). Adoption of SOP 00-2 guidelines, by the Company during the current fiscal year, is mandatory.

SOP 00-2 establishes new accounting standards for producers or distributors of films. The Company has retroactively adopted SOP 00-2 as of April 1, 2001. The effect of the change in accounting policy on EBITDA and net earnings for the three months ended June 30, 2001 and the three months ended September 30, 2001, was not material. Prior years' financial statements have not been restated, as the effect of the new accounting policy was not reasonably determinable. Accordingly, opening retained earnings for the nine months ended December 31, 2001 was reduced to reflect the cumulative effect of the mandatory accounting policy change in the amount of $253.9 million (net of income taxes of $79.9 million).

This one-time, non-cash charge has not altered the most recent publicly-disclosed annual EBITDA forecast provided by the Company, nor does it have any material implications on any covenants, financial or otherwise, in any agreements entered into by the Company.

Outlook

As we move towards the close of the fourth quarter, we are pleased that all of our operating groups are performing to expectations.

In our Broadcast Group, it is still early days for our new digital Developing Channels, although we are satisfied with the preliminary ratings results. At the same time, our Operating Channels continue to deliver strong year-over-year growth.

Our Motion Picture Distribution Group had an outstanding quarter, and we expect continued strong results for the remainder of the year. The domestic theatrical release slate has been further enhanced by the recent 39 Academy Award Nominations received by films that we distribute – significant for Alliance Atlantis in that it is expected to translate into higher future revenue from subsequent release windows.

For this fiscal year, the Entertainment Group expects to deliver 168 hours of television series, including 22 episodes of *CSI*, as well as 24 hours of television movies and miniseries, 48 hours of children's programming, 24 hours of comedy and 101 hours of fact-based documentary programming. As noted earlier, fiscal 2003 will bring a substantial reduction in the number of television drama hours we produce and feature films we make, including a meaningful reduction in capital investment.

Going forward, we will maintain our keen focus on reducing the capital employed in our production businesses, as well as continuing to grow the broadcast business. We believe that these two strategies will enable Alliance Atlantis to deliver solid results for our investors in the future.

Yours sincerely,



Michael MacMillan
Chairman and Chief Executive Officer

February 28, 2001

Q3 – 2002

Consolidated Financial Statements and Supplemental Information

For the Three Months and Nine Months Ended December 31, 2001 and December 31, 2000

(unaudited)

Alliance Atlantis Communications Inc.
Management Report

The accompanying unaudited consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. are the responsibility of Management and have been approved by the Board of Directors. The unaudited consolidated financial statements and supplemental information have been prepared by Management in accordance with generally accepted accounting principles. The unaudited consolidated financial statements and supplemental information include some figures and assumptions based on Management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, Management of the Company has developed and maintains a system of internal accounting controls. These controls ensure that the financialrecords are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's unaudited consolidated financial statements and recommends their approval by the Board of Directors.

February 27, 2002



W. JUDSON MARTIN
Executive Vice President
and Chief Financial Officer

Alliance Atlantis Communications Inc.

Consolidated Balance Sheets

(unaudited)

(in millions of Canadian dollars)

	December 31, 2001	March 31, 2001	December 31, 2000
Assets			
Cash and cash equivalents	**1.9**	–	0.8
Accounts receivable	**406.0**	461.1	607.5
Loans receivable	**30.5**	35.0	34.9
Investment in film and television programs			
– Broadcast Group	**120.4**	72.2	64.2
– Motion Picture Distribution Group	**132.0**	220.6	217.6
– Entertainment Group	**535.6**	537.3	610.4
Development costs	**24.0**	47.4	45.8
Property and equipment	**86.1**	64.8	61.1
Broadcast licences	**74.5**	74.5	75.0
Goodwill *(note 9)*	**161.0**	91.0	88.8
Investments	**68.8**	65.3	56.3
Future income taxes	**117.3**	42.8	39.0
Other assets	**62.8**	56.9	40.1
	1,820.9	1,768.9	1,941.5
Liabilities			
Senior revolving credit facility *(note 3)*	**143.0**	73.9	320.8
Accounts payable and accrued liabilities	**471.4**	369.6	386.8
Income taxes payable	**20.8**	20.5	15.8
Deferred revenue	**84.4**	151.9	239.6
Term loans *(note 4)*	**40.5**	58.8	55.3
Senior subordinated notes *(note 5)*	**477.0**	474.0	307.5
Convertible debentures	**8.8**	8.8	8.8
Minority interest	**12.8**	12.8	12.2
	1,258.7	1,170.3	1,346.8
Shareholders' Equity			
Share capital *(note 6)*	**712.7**	525.3	525.3
Retained earnings/(deficit)	**(134.3)**	85.1	76.9
Cumulative translation adjustments	**(16.2)**	(11.8)	(7.5)
	562.2	598.6	594.7
	1,820.9	1,768.9	1,941.5

The accompanying notes and supplemental information form an integral part of these financial statements.

Alliance Atlantis Communications Inc.

Consolidated Statements of Earnings

For the periods ended December 31, 2001 and December 31, 2000

(unaudited)

(in millions of Canadian dollars – except per share amounts)

	Three months ended December 31,		Nine months ended December 31,	
	2001	2000	2001	2000
Revenue				
Broadcast Group – Operating Channels	35.5	30.7	96.7	82.1
Motion Picture Distribution Group	100.7	60.5	247.2	145.8
Entertainment Group	156.9	148.9	339.8	294.4
Other	2.3	5.4	13.3	21.7
	295.4	245.5	697.0	544.0
Broadcast Group – Developing Channels	2.0	1.8	6.2	2.9
	297.4	247.3	703.2	546.9
Direct Operating Expenses	215.0	180.3	505.8	389.0
Gross Profit				
Broadcast Group – Operating Channels	22.6	17.6	55.6	47.1
Motion Picture Distribution Group	18.8	11.0	52.4	28.2
Entertainment Group	38.7	32.6	75.9	61.4
Other	2.2	5.3	13.2	20.9
	82.3	66.5	197.1	157.6
Broadcast Group – Developing Channels	0.1	0.5	0.3	0.3
	82.4	67.0	197.4	157.9
Operating Expenses	29.6	23.9	82.2	64.6
Earnings Before Undernoted (EBITDA)				
Broadcast Group – Operating Channels	16.6	11.8	39.7	32.8
Motion Picture Distribution Group	14.6	7.9	40.0	18.8
Entertainment Group	32.0	27.1	57.0	45.2
Other	(5.0)	(2.7)	(7.8)	-
	58.2	44.1	128.9	96.8
Broadcast Group – Developing Channels	(5.4)	(1.0)	(13.7)	(3.5)
	52.8	43.1	115.2	93.3
Amortization, including development costs charges	6.3	7.3	18.0	19.3
Interest, including amortization of interest previously capitalized	18.8	13.6	56.3	38.7
Minority interest	(0.9)	0.	(0.8)	0.3
Investment gains	-	0.8	6.4	4.1
Equity interest in affiliates	(3.8)	(0.2	(9.1)	(0.2)
Earnings Before Income Taxes	24.8	22.6	39.0	38.9
Provision for income taxes	3.1	6.8	4.5	12.1
Net Earnings for the Period	21.7	15.8	34.5	26.8
Earnings Per Common Share *(note 8)*				
Basic	0.51	0.50	0.89	0.85
Diluted	0.51	0.49	0.89	0.84
Weighted Average Common Shares Outstanding *(in millions)*				
Basic	42.6	31.8	38.6	31.6
Diluted	43.1	31.9	39.2	32.3

The accompanying notes and supplemental information form an integral part of these financial statements.

Alliance Atlantis Communications Inc.

Consolidated Statements of Retained Earnings

For the periods ended December 31, 2001 and December 31, 2000

(unaudited)

(in millions of Canadian dollars – except per share amounts)

	Three months ended December 31,		Nine months ended December 31,	
	2001	**2000**	**2001**	**2000**
Retained Earnings/(Deficit) – Beginning of Period as Previously Reported	**(156.0)**	61.1	**85.1**	50.1
Adjustment for change in accounting policy *(note 11)*	–	–	**(253.9)**	–
Retained Earnings/(Deficit) – Beginning of Period, Restated	**(156.0)**	61.1	**(168.8)**	50.1
Net earnings for the period	**21.7**	15.8	**34.5**	26.8
Retained Earnings/(Deficit) – End of Period	**(134.3)**	76.9	**(134.3)**	76.9

The accompanying notes and supplemental information form an integral part of these financial statements.

Alliance Atlantis Communications Inc.

Consolidated Statements of Cash Flows

For the periods ended December 31, 2001 and December 31, 2000

(unaudited)

(in millions of Canadian dollars)

	Three months ended December 31,		Nine months ended December 31,	
	2001	2000	2001	2000
Cash and Cash Equivalents Provided By (used in)				
Operating Activities				
Net earnings for the period	**21.7**	15.8	**34.5**	26.8
Amortization of film and television programs:				
– Broadcast Group	**11.9**	13.6	**38.8**	37.7
– Motion Picture Distribution Group	**46.0**	46.8	**99.6**	109.6
– Entertainment Group	**102.7**	114.6	**233.5**	228.3
Development costs charges	**2.3**	3.1	**5.9**	7.3
Amortization of property and equipment	**3.6**	2.8	**10.9**	8.3
Amortization of goodwill and broadcast licences	**–**	1.3	**–**	3.5
Amortization of other assets	**1.9**	1.2	**5.1**	3.3
Investment gains	**–**	(0.8)	**(6.4)**	(4.1)
Equity interest in affiliate	**3.8**	0.2	**9.1**	0.2
Minority interest	**(0.9)**	0.2	**(0.8)**	0.3
Future income taxes	**2.7**	(9.9)	**(1.7)**	(11.4)
Investment in film and television programs:				
– Broadcast Group	**(39.0)**	(17.0)	**(88.3)**	(57.4)
– Motion Picture Distribution Group	**(45.3)**	(93.0)	**(144.4)**	(161.4)
– Entertainment Group	**(58.5)**	(153.5)	**(403.7)**	(383.5)
Net changes in other non-cash balances related to operations	**(3.0)**	8.9	**112.0**	47.3
	49.9	(65.7)	**(95.9)**	(145.2)
Investing Activities				
Loans receivable	**1.7**	(6.6)	**4.5**	(7.7)
Development costs	**(4.2)**	(8.5)	**(12.5)**	(22.1)
Property and equipment	**(9.0)**	(4.2)	**(29.2)**	(15.3)
Business acquisitions *(Note 9)*	**–**	–	**(22.8)**	(6.6)
Minority interest in acquired businesses	**–**	3.1	**1.3**	3.1
Long term investments	**(4.1)**	(13.1)	**(6.8)**	(23.3)
Proceeds from sale of investments	**–**	–	**–**	8.3
	(15.6)	(29.3)	**(65.5)**	(63.6)
Financing Activities				
Senior revolving credit facility	**(9.5)**	87.0	**69.1**	132.3
Term loans	**(24.0)**	7.0	**(38.7)**	(7.0)
Issue of senior subordinated notes	**–**	–	**–**	80.8
Issue of share capital	**0.2**	0.4	**132.9**	2.5
	(33.3)	94.4	**163.3**	208.6
Change in Cash and Cash Equivalents	**1.0**	(0.6)	**1.9**	(0.2)
Cash and Cash Equivalents – Beginning of Period	**0.9**	1.4	**–**	1.0
Cash and Cash Equivalents – End of Period	**1.9**	0.8	**1.9**	0.8

The accompanying notes and supplemental information form an integral part of these financial statements.

Alliance Atlantis Communications Inc. (the "Company") is a leading vertically integrated Canadian broadcaster, creator and international distributor of filmed entertainment content, with significant ownership, either wholly or in part, of eighteen complementary specialty television channels. The Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.

On January 9, 2002, the Company consolidated its existing television production and distribution activities with its in-house motion picture production and related distribution activities, into a new operating group called the Entertainment Group. All comparatives in the consolidated financial statements, notes to consolidated financial statements and supplemental information have been reclassified to reflect the change.

1. Significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants (CICA) Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended March 31, 2001, as set out in the 2001 Annual Report.

In the opinion of management, the statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended March 31, 2001 except for the accounting for investment in film and television programs, the determination of earnings per share and the treatment of goodwill and other intangible assets (as discussed in the following paragraphs).

Effective April 1, 2001, the Company adopted the revised CICA Handbook Section 3500, "Earnings per Share." As a result of adopting this Section, the Company now uses the treasury stock method to calculate diluted earnings per share. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. (See note 11).

Effective April 1, 2001, the Company adopted the new CICA Handbook Section 3062, "Goodwill and Other Intangible Assets." As a result of adopting this Section, the Company no longer amortizes goodwill and indefinite life intangible assets. (See note 11).

Effective October 1, 2001, the Company adopted Statement of Position 00-2, "Accounting by Producers and Distributors of Films" (SOP 00-2) which established new film accounting standards, including changes in revenue recognition, capitalization and amortization of costs of films and television programs and accounting for development, overhead and other exploitation costs, including advertising and marketing expenses. The adoption has been accounted for retroactively to April 1, 2001, without restatement of the prior year. (See note 11).

2. Investment in film and television programs

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
December 2001			
Produced	–	–	311.2
Acquired	–	132.0	87.3
Libraries	–	–	15.6
Programs in progress	–	–	121.5
Broadcast rights	120.4	–	–
	120.4	132.0	535.6

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
March 2001			
Produced	–	–	263.8
Acquired	–	220.6	113.6
Libraries	–	–	38.6
Programs in progress	–	–	121.3
Broadcast rights	72.2	–	–
	72.2	220.6	537.3

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
December 2000			
Produced	–	–	238.6
Acquired	–	217.6	97.4
Libraries	–	–	43.4
Programs in progress	–	–	231.0
Broadcast rights	64.2	–	–
	64.2	217.6	610.4

3. Senior revolving credit facility

	December 31, 2001	March 31, 2001	December 31, 2000
Senior revolving credit facility – authorized	525.0	525.0	429.8
– drawn	143.0	73.9	320.8

The senior revolving credit facility provides up to $500.0 in borrowings bearing interest at rates ranging from the Bankers' Acceptance rate plus 0.75% to plus 3.0%, LIBOR plus 0.75% to plus 3.0%, the U.S. Base rate to the U.S. Base rate plus 1.75%, and the prime rate to the prime rate plus 1.75%. The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provides up to $25.0 in borrowings bearing interest at rates noted above.

Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the senior revolving credit facility.

As at December 31, 2001, the Company had letters of credit outstanding of $65.4 (March 2001 – $46.1; December 2000 – $25.3.)

4. Term loans

	December 31, 2001	March 31, 2001	December 31, 2000
Limited-recourse term loans, bearing interest at rates between the commercial prime rate plus 0.5% to plus 1.5%	18.0	28.8	27.4
Mortgages payable, collateralized by certain property, bearing interest at 9.99% and the commercial prime rates plus 3%, and repayable over terms extending to October 15, 2005	3.3	2.7	2.8
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	13.8	20.1	20.4
Obligations under capital lease	5.4	7.2	4.7
	40.5	58.8	55.3

Repayment of the term loans is expected as follows:

2002	10.4
2003	16.2
2004	11.0
2005	2.9
2006	–
Due subsequent	–
	40.5

5. Senior subordinated notes

On November 15, 1999, June 13, 2000 and January 25, 2001, the Company issued US$150.0, US$55.0 and US$95.0 senior subordinated notes respectively, bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. In addition, up to 35% of the notes are subject to redemption, at the Company's option at a redemption price of 113% of the principal amount of the notes plus accrued interest, prior to December 15, 2002, in the event that the Company issues its own common shares. The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables.

6. Share capital

As at December 31, 2001, the issued capital stock is as follows:

	December 31, 2001	March 31, 2001	December 31, 2000
Class A Voting Shares — 3,806,652 (2000 – 3,806,452)	**53.2**	53.2	53.2
Class B Non-Voting Shares — 38,784,371 (2000 – 26,927,878)	**659.5**	470.5	445.9
Class C Special-Voting Shares — nil (2000 –51,048)	–	1.6	26.2
Class D Special Non-Voting Share – nil (2000 – 1)	–	–	–
	712.7	525.3	525.3

As at March 31, 2001, there were 3,806,452 Class A Voting Shares, 27,888,342 Class B Non-Voting Shares and 3,025 Class C Special Voting Shares issued and outstanding.

The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares are convertible at any time at the holder's option into one fully paid and non-assessable, Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

In April 2001, the Company issued 2,684,622 Class B Non-Voting Shares in connection with the acquisition of Salter Street Films Limited.

In August 2001, 8,000,000 Class B Non-Voting shares were issued pursuant to a public offering for net proceeds of $131.5.

On September 21, 2001, each of the Class C Special Voting Shares was converted into 20 fully paid and non-assessable Class B Non-Voting Shares.

During the period January 1, 2001 to December 31, 2001, 200 Class A Voting Shares and 150,913 Class B Non-Voting Shares were issued under the Company's stock option plans, employee share purchase plan and Director's and Officer's alternate compensation plan.

As at February 25, 2002, there were 3,806,652 Class A Voting Shares and 38,785,519 Class B Non-Voting Shares issued and outstanding.

7. Interest, including amortization of interest previously capitalized

	Three months ended December 31,		Nine months ended December 31,	
	2001	**2000**	**2001**	**2000**
Senior revolving credit facility	**3.5**	5.9	**11.9**	14.7
Limited-recourse term loans	**1.9**	0.7	**4.8**	2.4
Senior subordinated debt	**15.4**	9.7	**45.1**	27.7
Convertible debentures	**0.1**	0.1	**0.4**	0.4
Interest income	**(0.1)**	(0.3)	**(1.0)**	(1.1)
Interest capitalized during the period	**(5.6)**	(7.0)	**(16.5)**	(16.0)
Amortization of interest previously capitalized	**2.1**	3.4	**7.7**	7.5
	17.3	12.5	**52.4**	35.6
Amortization of deferred financing costs	**1.5**	1.1	**3.9**	3.1
	18.8	13.6	**56.3**	38.7

The weighted average interest rate for the nine months ended December 31, 2001 was 11.0% (2000 – 10.6%).

8. Earnings per share

	Three months ended December 31,		Nine months ended December 31,	
	2001	2000	2001	2000
Numerator for basic earnings per share:				
Net earnings for the period	**21.7**	15.8	**34.5**	26.8
Denominator used for basic earnings per share:	**42.6**	31.8	**38.6**	31.6
Basic earnings per share	**0.51**	0.50	**0.89**	0.85
Numerator for diluted earnings per share:				
Earnings used in computing basic earnings per share	**21.7**	15.8	**34.5**	26.8
Imputed interest on convertible debentures	**0.1**	–	**0.3**	0.3
Earnings used in computing diluted earnings per share	**21.8**	15.8	**34.8**	27.1
Denominator for diluted earnings per share:				
Weighted average number of shares	**42.6**	31.8	**38.6**	31.6
Convertible debentures	**0.5**	–	**0.5**	0.5
Stock options	**–**	0.1	**0.1**	0.2
Shares used in computing diluted earnings per share	**43.1**	31.9	**39.2**	32.3
Diluted earnings per share	**0.51**	0.49	**0.89**	0.84

9. Business Acquisitions

(a) During the nine months ended December 31, 2001, the following acquisitio n occurred:

In April 2001, the Company purchased 100% of the issued and outstanding shares of Salter Street Films Limited (Salter Street), a Nova Scotia based entertainment company that develops, produces and distributes original film and television programming as well as Internet products and services. Total consideration of $88.3 was in the form of 3,040,336 Class B Non-Voting Shares, which includes 355,714 of unexercised Salter Street Films options, and $22.8 in cash, net of $3.1 in cash expenses and $4.8 in cash acquired. The acquisition has been accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The Salter Street transaction resulted in goodwill of $70.0.

The purchase consideration was allocated as follows:

	Salter Street
Identifiable assets acquired:	
Cash	4.8
Accounts receivable	33.2
Investment in film and television programs	9.1
Development costs	1.9
Property and equipment	3.0
Goodwill and other assets	73.8
	125.8
Liabilities assumed	40.6
Net assets acquired	85.2

The Company continues to refine the calculation of the purchase costs relating to the integration and reorganization of Salter Street. In the interim, the acquired broadcast licences have been included in goodwill.

(b) During the nine months ended December 31, 2000, the following acquisitions occurred:

In June 2000, the Company purchased 100% of the outstanding shares of Tattersall Sound Inc. (Tattersall) in exchange for 100,000 Class B Non-Voting Shares valued at approximately $1.6. The acquisition has been accounted for under the purchase method and the results of operations of the acquired company have been included in the consolidated statement of earnings from the date of acquisition. The Tattersall transaction resulted in goodwill of $1.4.

In June 2000, the Company purchased the remaining 61% of the outstanding shares of Great North Communications Ltd. (Great North), an Alberta based producer and distributor of factual programming, in exchange for cash of $6.1. The acquisition has been accounted for as a step acquisition and the results of operations of the acquired company have been included in the consolidated statement of earnings from the date of acquisition of the remaining interest. The Great North transaction resulted in goodwill of $9.4.

The purchase consideration was allocated as follows:

	Tattersall	Great North
Identifiable assets acquired:		
Cash	0.2	0.2
Accounts receivable	0.2	13.6
Investment in film and television programs	-	10.6
Development costs	-	0.3
Property and equipment	0.2	0.2
Goodwill and other assets	1.4	9.6
	2.0	34.5
Liabilities assumed	0.4	28.4
Net assets acquired	1.6	6.1

In September 2000, the Company purchased the remaining 25% minority interest in Odeon Films Inc. for cash consideration of $0.9. The acquisition has been accounted for by the purchase method.

10. Segmented information

Information on reportable operating group assets and operating group capital expenditures is as follows:

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group	Other	Total
Three months ended December 31:					
2001					
Total assets	**257.8**	**300.9**	**917.0**	**345.2**	**1,820.9**
Capital expenditures	**7.5**	**0.3**	**0.6**	**0.6**	**9.0**
2000					
Total assets	185.3	340.7	1,184.9	230.6	1,941.5
Capital expenditures	0.8	0.5	1.5	1.4	4.2
Nine months ended December 31:					
2001					
Total assets	**257.8**	**300.9**	**917.0**	**345.2**	**1,820.9**
Capital expenditures	**21.6**	**0.9**	**2.4**	**4.3**	**29.2**
2000					
Total assets	185.3	340.7	1,184.9	230.6	1,941.5
Capital expenditures	7.1	0.9	3.5	3.8	15.3

Geographic revenue information is as follows:

	Three months ended December 31,		Nine months ended December 31,	
	2001	2000	2001	2000
Canadian	**110.7**	142.3	**419.6**	346.1
U.S.	**92.7**	68.5	**141.2**	122.4
Other Foreign	**94.0**	36.5	**142.4**	78.4
	297.4	247.3	**703.2**	546.9

11. New Accounting Standards

(a) On April 1, 2001, the Company adopted the new standard issued by the CICA, "Goodwill and Other Intangible Assets". Previously, the Company amortized goodwill on a straight-line basis over periods of up to 40 years and broadcast licenses on a straight-line basis over a period of 40 years. Based on the new standard, goodwill and broadcast licenses are no longer amortized and are tested for impairment annually, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. The following is the pro forma effect had the three months and nine months ended December 31, 2000 been subject to the new accounting policy:

	Three months ended December 31,		Nine months ended December 31,	
	2001	**2000**	**2001**	**2000**
Reported net earnings	**21.7**	15.8	**34.5**	26.8
Amortization of goodwill	–	0.9	–	2.1
Amortization of broadcast licences	–	0.4	–	1.4
Adjusted net earnings	**21.7**	17.1	**34.5**	30.3
Basic earnings per share:				
Reported net earnings	**0.51**	0.50	**0.89**	0.85
Amortization of goodwill	–	0.03	–	0.07
Amortization of broadcast licences	–	0.01	–	0.04
Adjusted net earnings	**0.51**	0.54	**0.89**	0.96
Diluted earnings per share:				
Reported net earnings	**0.51**	0.49	**0.89**	0.84
Amortization of goodwill	–	0.03	–	0.07
Amortization of broadcast licences	–	0.01	–	0.04
Adjusted net earnings	**0.51**	0.53	**0.89**	0.95

(b) Effective April 1, 2001, the Company adopted the revised CICA Handbook Section 3500, "Earnings per Share." As a result of adopting this Section, the Company now uses the treasury stock method to calculate diluted earnings per share. The adoption of this section has been applied retroactively, however, had no impact on the diluted earnings per share for the period ended December 31, 2000.

(c) In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SOP 00-2"). SOP 00-2 establishes new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of films and television programs and accounting for development, overhead and other exploitation costs, including advertising and marketing expenses.

The Company has retroactively adopted SOP 00-2 effective as of April 1, 2001. Prior years' financial statements have not been restated, as the effect of the new policy on prior periods was deemed not reasonably determinable. Accordingly, opening retained earnings for the nine months ended December

31, 2001 was reduced to reflect the cumulative effect of the accounting change in the amount of $253.9 (net of income taxes of $79.9).

The principal changes as a result of applying SOP 00-2 are as follows:

Cash outflows incurred to acquire, produce and develop film and television programs, which were previously presented under investing activities in the consolidated statement of cash flows, are presented under cash flows from operating activities.

Advertising and marketing costs, which were previously capitalized to investment in film and television programs and amortized using the individual film forecasts method, are now expensed as incurred. This change resulted in a reduction of investment in film and television programs of $156.4.

The capitalization of production costs for episodic television series is limited to contracted-for revenue on an episode-by-episode basis until the criteria for recognizing secondary market revenues are met. This change resulted in a reduction of investment in film and television programs of $51.7.

Acquired libraries are defined to include titles released at least three years prior to the date of acquisition and ultimate revenues used to amortize these assets include estimates over a period not to exceed twenty years from the date of acquisition. The remaining acquired titles are accounted for using the individual film forecast method from the date of acquisition. This change resulted in a reduction of investment in film and television programs of $19.2.

The valuation of investment in film and television programs is reviewed on a title-by-title basis, when an event or change in circumstances indicate that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program, previously determined using an undiscounted expected future revenue approach, is now determined using management's future revenue estimates and a discounted cash flow approach. A write-down is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program. This change resulted in a reduction of retained earnings of $68.2, a reduction of investment in film and television programs of $68.8 and a reduction of minority interest of $0.6.

Revenue relating to certain arrangements whereby the agreement did not expressly establish contractual delivery arrangements, such as actual physical delivery, the granting of access to a lab, or notice of delivery, must be deferred until such time as physical delivery occurs. In certain instances where all other revenue recognition criteria had been met and the broadcaster was provided with notice of delivery or lab access, the revenue must now be deferred until such time as physical delivery has occurred. This resulted in a reduction of retained earnings of $6.4, an increase in deferred revenue of $30.6 and an increase in investment in film and television programs of $24.2.

Development costs, which were previously deferred and amortized over three years from the year after incurred, are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment. This change resulted in a reduction of development costs of $31.9.

Previously, where an arrangement for the distribution, exploitation, or exhibition of a title was established and revenue was not recognized, the Company recorded an account receivable and an equivalent liability for deferred revenue until such time as all of the conditions to recognize revenue were met. Amounts scheduled to be received by the company in the future, pursuant to such an arrangement, should not be recognized as a receivable prior to the time those amounts are presently due or have been recognized as revenue. This change resulted in a reduction of Accounts Receivable and Deferred Revenue of $85.5.

The effect of the change in accounting policy on the balance sheet and statement of earnings for the three months ended June 30, 2001 and the three months ended September 30, 2001 was as follows:

Three months ended June 30, 2001	**As Reported**	**Impact of SOP 00-2**	**Restated**
Assets	2,156.7	(627.7)	1,529.0
Liabilities	1,489.4	(375.9)	1,113.5
Retained Earnings/(Deficit)	91.2	(253.4)	(162.2)
Cumulative translation adjustments	(7.4)	1.6	(5.8)
Revenue	172.8	11.5	184.3
Gross Profit	52.4	0.2	52.6
Earnings before undernoted (EBITDA)	26.9	0.3	27.2
Net earnings	6.1	0.5	6.6
Earnings per share:			
Basic	0.18	0.01	0.19
Diluted	0.18	0.01	0.19

Three months ended September 30, 2001	**As Reported**	**Impact of SOP 00-2**	**Restated**
Assets	2,368.8	(494.5)	1,874.3
Liabilities	1,571.8	(240.2)	1,331.6
Retained Earnings/(Deficit)	97.8	(253.8)	(156.0)
Cumulative translation adjustments	(13.3)	(0.5)	(13.8)
Revenue	216.4	5.1	221.5
Gross Profit	62.2	0.2	62.4
Earnings before undernoted (EBITDA)	35.0	0.2	35.2
Net earnings	6.6	(0.4)	6.2
Earnings per share:			
Basic	0.17	(0.01)	0.16
Diluted	0.17	(0.01)	0.16

12. Seasonality

Our financial position and results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our financial position and results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenue is recognized when the programming is delivered pursuant to a non-cancellable agreement, provided the license period has commenced. Minimum guaranteed revenue from motion picture license agreements are typically recognized when the license period begins and the motion picture is delivered. Revenue from subsequent licensing of delivered programming, including rerun strip syndication (i.e., sales of previously-aired episodes licensed for broadcast in a five-day-a-week format) are recognized on the commencement of the license agreement and delivery of the television program or motion picture.

Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make the most of their annual programming commitments between February and June so that new television programs are ready for telecast at the start of the broadcast season in September or as mid-season replacements in January. Because of this annual production cycle, our television revenue is not earned on an even basis throughout the year. In particular, television revenue is generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period and highest in the first, third and, particularly the fourth calendar quarter. Also, our debt generally increases substantially between our fiscal year end on March 31st and the end of our first quarter on June 30th as we finance productions to be delivered later in the year. In addition, the delivery schedules of motion pictures are difficult to predict and not consistent from year to year. Consequently, our motion picture production revenue fluctuates from period to period.

13. Subsequent Event

On January 7, 2002, the Company purchased the remaining 12% of the outstanding shares of History Television Inc. in exchange for $20.0 in cash.

14. Comparative amounts

Certain amounts presented in the prior period have been reclassified to conform to the presentation adopted in the current year.

Alliance Atlantis Communications Inc.
Supplemental Information
December 31, 2001
(unaudited)

Supplemental Information

Library Revenue	Three months ended December 31, 2001	Three months ended December 31, 2000	Nine months ended December 31, 2001	Nine months ended December 31, 2000
Motion Picture Distribution Group	**39.1**	15.3	**127.8**	72.5
Entertainment Group	**7.2**	9.3	**32.2**	33.0
	46.3	24.6	**160.0**	105.5

Production Deliveries	Three months ended December 31, 2001	Three months ended December 31, 2000	Nine months ended December 31, 2001	Nine months ended December 31, 2000
Motion Pictures:	**1.0**	1.0	**1.0**	3.0
Television hours:				
Series	**65.0**	68.5	**126.0**	118.5
Movies	**8.0**	6.0	**14.0**	6.0
AAC Kids	**28.0**	12.0	**33.5**	44.5
AAC Comedy	**9.0**	–	**20.0**	–
	110.0	86.5	**193.5**	169.0
AAC Fact	**22.0**	16.0	**50.5**	36.5

Broadcast Group – Operating Channels Revenue	Three months ended December 31, 2001	Three months ended December 31, 2000	Nine months ended December 31, 2001	Nine months ended December 31, 2000
Subscriber	**17.5**	17.4	**54.2**	49.5
Advertising	**18.0**	13.3	**42.5**	32.6
	35.5	30.7	**96.7**	82.1

Alliance Atlantis Communications Inc.
Supplemental Information
December 31, 2001
(unaudited)

Broadcast Group Subscribers (millions)	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
Showcase Television (100%)	**5.7**	5.7	5.7	5.6
Life Network (100%)	**5.8**	5.7	5.7	5.6
HGTV Canada (67%)	**4.7**	4.6	4.6	4.5
History Television (88%) ***	**5.0**	4.9	4.9	4.8
Series+ (50%)	**0.8**	0.8	0.6	0.6
Historia (50%)	**0.8**	0.8	0.6	0.6
The Food Network (51%)	**3.8**	3.7	3.7	3.7
Showcase Action (100%)*	–	–	–	–
Showcase Diva (100%)*	–	–	–	–
The Independent Film Channel (95%)*	–	–	–	–
Discovery Health Channel (65%)*	–	–	–	–
National Geographic Channel (50%)*	–	–	–	–
BBC Canada (50%)*	–	–	–	–
BBC Kids (50%)**	–	–	–	–
	26.6	26.2	25.8	25.4

* Networks launched in September 2001 and remained in preview period until January 2002.

** Network launched in November 2001 and remained in preview period until January 2002.

*** On January 7, 2002, the Company's ownership interest increased to 100%.

Alliance Atlantis Communications Inc.
Supplemental Information
December 31, 2001
(unaudited)

Entertainment Group — Deliveries (hours)

	Production Name	Q1	Q2	Q3	Forecast Total Fiscal 2002
Television Series	Earth: Final Conflict IV	1.	–	–	1.
	Outer Limits V	10.	6.	–	16.
	CS Crime Scene Investigation	5.	–	–	5.
	The Associates I	–	2.	10.	18.
	Beastmaster II	–	5.	6.	22.
	Blue Murder I	–	3.	9.	13.
	Cold Squad V	–	4.	8.	13.
	CSI Crime Scene Investigation I	–	2.	10.	17.
	DaVinci's Inquest IV	–	5.	8.	13.
	Earth Final Conflict V	–	5.	8.	22.
	Invincible P lo	–	2.	–	2.
	Riverworld Pilo	–	–	–	2.
	Lexx IV	6.	5.	6.	24.
	Total Television Series	**22.0**	**39.0**	**65.0**	**168.0**

	Production Name	Q1	Q2	Q3	Forecast Total Fiscal 2002
Television Movies	When Billie Beat Bobb	2.	–	–	2.
	Albert Walke	–	–	–	2.
	Another Da	–	2.	–	2.
	Crossed Ove	–	–	2.	2.
	Jenifer Estes	–	–	2.	2.
	Matthew Shepard Stor	–	2.	–	2.
	The Lathe of Heave	–	–	2.	2.
	Michael Moore Movi	–	–	–	2.
	Tagge	–	–	2.	2.
	Agent of Influenc	–	–	–	2.
	Salem Witch Trial	–	–	–	4.
	Total Television Movies	**2.0**	**4.0**	**8.0**	**24.0**

Alliance Atlantis Communications Inc.
Supplemental Information
December 31, 2001
(unaudited)

Entertainment Group – Deliveries (hours)

	Production Name	Q1	Q2	Q3	Forecast Total Fiscal 2002
AAC Kids	Ace Lightnin	–	–	0.	4.
	Degrass	–	–	5.	7.
	Oscar Charli	–	–	6	6.
	Henry's Worl	–	–	–	3.
	Connie the Cow	–	2.	2.	7.
	Old Tom	–	3.	7.	13.
	Yvon of the Yukon I	–	0.	6.	6.
	Total AAC Kids	**–**	**5.5**	**28.0**	**48.0**
AAC Comedy	This Hour has 22 Minutes VII	1.	–	–	1.
	This Hour has 22 Minutes IX	–	–	4.	8.
	Made in Canada IV	–	5.0	3.0	8.0
	Blackfly II	–	5.0	1.5	6.5
	Total AAC Comedy	**1.0**	**10.0**	**9.0**	**24.0**
	Total Television Slate	**25.0**	**58.5**	**110.0**	**264.0**
	% of Current Year Slate	**10%**	**22%**	**42%**	**100%**
	Cumulative % of Current Year Slate	**10%**	**32%**	**74%**	**100%**

	Production Name	Q1	Q2	Q3	Forecast Fiscal 2002
AAC Fact	$100 Ride	–	3.	3.	6.
	Airship	–	1.	1.	2.
	Canadians IV	1.	–	–	1.
	Canadians V	–	–	2.	10.
	Circus II	–	1.	1.	11.
	Cover U	–	–	–	2.
	A Diary Between Friends	–	–	–	1.
	Extreme Body Parts	1.	–	–	1.
	First Perso	–	–	–	4.
	TV Canada aka Frontlot Canad	–	1.	–	1.
	Journey Home	1.	5.	–	6.
	Science of Sleep & Dream	–	–	–	2.

Alliance Atlantis Communications Inc.
Supplemental Information
December 31, 2001
(unaudited)

Entertainment Group – Deliveries (hours)

Production Name	Q1	Q2	Q3	Forecast Total
The Things We Do For Love III	–	1.0	7.5	13.0
Surviving in the Wild	–	–	–	3.
Alpha Femal	–	–	–	1.
Alpha Male	1.	–	–	1.
Beyond Human Limits	1.	–	–	1
Biography of a Germ	–	–	–	2.
Cinema Secrets	2.	4.	–	6.
Derailed	1.	–	–	1.
Strange Medicine	1.	–	–	1.
Going to Extremes	–	–	4.	4.
Hot Science	–	–	1.	1.
Loch Ness	–	1.	–	1.
Museum Mysteries	–	–	–	3.
National Geographic Olympiad	–	1.	–	1.
Spontaneous Human Combustio	–	–	1.	1.
Star Stalkers	–	–	–	1.
Simon and the Spirit Bea	–	–	–	1.
Spectacled Bea	–	–	–	1.
Sundance	–	–	1.	1.
Toolbox challeng	–	–	0.	6.
Who's On To	–	–	–	0.
Scenic Cruises	–	–	–	2.
Total AAC Fact Slate	**9.5**	**19.0**	**22.0**	**101.0**
% of Current Year Slate	**9%**	**19%**	**22%**	**100%**
Cumulative % of Current Year Slate	**9%**	**28%**	**50%**	**100%**

Entertainment Group — Deliveries (number of Films)

	Production Name	Q1	Q2	Q3	Forecast Total Fiscal 2002
Motion Pictures	The 5 ' Stat	–	–	1.	1.
	Morvern Calla	–	–	–	1.
	Owning Mahowny	–	–	–	1.0
	Total Motion Picture Slate	–	–	1.0	**3.0**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2002

ALLIANCE ATLANTIS COMMUNICATIONS INC.

Paul Laberge
Senior Vice-President Corporate Development and General Counsel